FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of November, 2002

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

November 26, 2002

Hanson PLC announces agreement to merge Australian cement interest

Hanson PLC, the international building materials company, announced today that Australian Cement Holdings Pty Ltd ("ACH"), a 50/50 joint venture between Hanson Australia Pty Ltd and CSR Ltd, will merge with Queensland Cement Ltd ("QCL"), a wholly owned subsidiary of Holcim Ltd.

The merged business will be the leading cement manufacturer in Australia with over 3 million tonnes of cement production capacity in three main plants serving eastern Australia, which represents 80% of the country's population. Hanson and CSR will each hold a 25% interest in the merged entity, with Holcim holding 50%.

ACH and QCL have complementary positions in the Australian cement market. The QCL plant in Gladstone primarily supplies Queensland and export cement markets, while ACH primarily supplies markets in New South Wales, Victoria and Tasmania. The merged entity will be well placed to compete more effectively in the larger New South Wales and Victorian markets.

The merger will also generate overhead and logistics synergies and will delay the capex required by ACH to increase its production capacity in New South Wales.

Commenting on the transaction, Leslie Cadzow, chief executive of Hanson Australia said:  "Hanson looks forward to working with CSR and Holcim to maximise returns from the merged entity. Long-term supply agreements with CSR and Hanson will improve stability for the merged business, while providing added security of supply for our respective downstream ready-mixed concrete operations."

Alan Murray, chief executive of Hanson PLC, added:  "Our approach to cement in each of our regions is influenced by the dynamics of the market.  As a result of this merger, Hanson Australia will have a 25% interest in a significantly larger and more efficient company which will help maximise profitability."

The merger is expected to be completed in the first quarter of 2003, subject to final documentation and due diligence and to regulatory approval by the Australian Consumer and Competition Authority.

Further information on Hanson is available at www.hansonplc.com

Inquires:          Justin Read                                           Leslie Cadzow
                         Hanson PLC                                         Hanson Australia Pty Ltd
                        +44 (0)20 7245 1245                           +61 (0)2 93234000

Notes:

  Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Asia Pacific and Australia.
  Hanson Australia is one of Australia's leading suppliers of construction materials. Its core activities are in quarry products, cement, ready-mixed concrete and concrete products.
  Full text of today's ACH/QCL press release:

Proposed Merger of Australian Cement and Queensland Cement

CSR Limited (CSR), Hanson PLC (Hanson) and Holcim Ltd (Holcim) today announced that they have agreed to merge their Australian cement businesses to form the leading cement supplier in Australia. The proposed merger is subject to final documentation being agreed, regulatory approval and final due diligence.

The proposed merger will comprise CSR and Hanson's Australian Cement joint venture (ACH) and Holcim's wholly-owned Queensland Cement (QCL), both of which are major suppliers of cement and related cementitious materials in Australia. The proposed merger will include all of QCL and ACH subsidiaries and joint ventures. It is envisaged that QCL's concrete and aggregates business will be on-sold to CSR and Hanson.

The merged entity will produce over 3 million tonnes of cement per annum from three main plants: Gladstone (Qld), Kandos (NSW) and Railton (Tas). These plants will serve customers through an extensive network of terminals predominantly in Queensland, NSW, Victoria and Tasmania. Gladstone and Railton are already acknowledged as being the two lowest cost cement plants in Australia and Kandos provides unique low cost access to the western NSW market. The plan for the merged entity does not include any plant closures.

Background

Following a detailed review of the opportunities to improve overall supply chain logistics, achieve cost savings and enhance the competitive position of the merged entity, the boards of CSR, Hanson and Holcim concluded that a merger would be significantly value-enhancing for their respective shareholders, and would favorably position the merged business for long term growth. In particular, the parties concluded that a larger and more geographically diverse group of productive assets and logistics facilities would significantly enhance the flexibility of the merged business in meeting anticipated growth in demand and in serving customers throughout Eastern Australia.

ACH and QCL have complementary positions in the Australian cement market. The QCL plant in Gladstone primarily supplies the Queensland and export markets while ACH plants primarily supply markets in NSW, Victoria and Tasmania.

Merger Terms

Under the terms of the merger, Holcim will own 50% of the merged business and CSR and Hanson will each own 25%. The composition of the merged entity board will reflect the shareholding structure.

The merged business will enter into long-term supply agreements with CSR and Hanson, providing added security of supply for CSR and Hanson's downstream concrete operations and improved stability for the merged businesses.

The business will be managed independently of CSR, Hanson and Holcim, but will draw on the technical expertise and resources of the parent companies where appropriate.

Benefits from the proposed merger

CSR, Hanson and Holcim believe the implementation of the proposed merger will result in significant benefits. These benefits are expected to include:

  Improved overall supply chain economics through enhanced utilisation of surplus capacity at Holcim's Queensland manufacturing assets;
  An enhanced ability to compete in NSW, Victoria and other states due to the available capacity of QCL and the combined logistics infrastructure;
  Combination of the skills and expertise of the ACH and QCL people to supply high quality products and valuable services to customers;
  Cost savings associated mainly with the rationalisation of administration and corporate overheads;
  Increased stability and improved efficiencies resulting from long term supply agreements with CSR and Hanson; and
  Opportunities to improve overall efficiencies through optimisation of the enlarged network of productive assets and transport and logistics facilities in the Australian market.

Alec Brennan, Chairman of ACH, said: "This proposal is a sensible and logical step with benefits for all parties. CSR and Hanson, as joint venturers in ACH, look forward to working with Holcim in deriving the anticipated benefits."

Jerry Maycock, Chairman of QCL and Senior Vice President of Holcim (South East Asia), said: "Entering the joint venture will convert a proportion of lower value export focused production to higher value domestic cement sales, and brings with it secure, long term supply agreements with major customers."

Timetable/Next Steps

Subject to the final documentation being agreed, regulatory approval by the ACCC and satisfactory completion of due diligence, the merger is expected to be completed early in 2003.

The advisor and facilitator to the parties is Gresham Partners.

For further information contact:

Alec Brennan                                                    Jerry Maycock
Chairman ACH                                                Chairman QCL
Deputy Managing Director CSR                       Senior Vice President (S.E. Asia) Holcim
Phone 02 9235 8099                                       Phone 07 3335 3010

ABOUT QCL

Current Ownership

  100% Owned by Holcim

Key Figures

  Sales: $331m
  Tonnage: 1.64m t (production cement equivalent)
  Employees: 800 (including % share of associates)

Key Operations

  Gladstone cement plant (Qld)
  Bulwer Island (clinker grinding) (Qld)
  Shipping assets
  Flyash business
  Excel premix concrete and aggregates
  Pacific Lime
  50% of ASMS (slag)
  50% of QCD (bagged product)
  50% of MPA (flyash services)

ABOUT ACH

Current Ownership

  50% owned by CSR
  50% owned by Hanson

Key Figures

  Sales: $384m
  Tonnage: 1.67m t (production cement equivalent)
  Employees: 590

Key Operations

  Railton cement plant (Tas)
  Kandos cement plant (NSW)
  Shipping assets
  Distribution terminals
  Flyash business
  82% of Melcann bagged products (Melcann owns 50% of QCD)
  Cornwall Coal (Tas)
  Besser (Tas)
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   November 26, 2002